Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONNECTED TRANSACTION

NON-EXERCISE OF THE RIGHT OF FIRST REFUSAL

NON-EXERCISE OF THE RIGHT OF FIRST REFUSAL

As at the date of this announcement, Tiecheng Enterprise is held as to 49% by the Company and 51% by GRGC, a substantial Shareholder holding an aggregate of 37.12% of the issued share capital of the Company. In order to further rationalize the capital contribution relationship of non-transportation enterprises, GRGC proposed to transfer its 51% equity interest in Tiecheng Enterprise to its wholly-owned subsidiary, Yangcheng Enterprise, at nil consideration. Pursuant to the relevant provisions of the Company Law, the Company is entitled to the Right of First Refusal with respect to the Equity Transfer.

After comprehensive consideration of the transaction background of the Equity Transfer, the actual situation of the Company and other factors, on 28 April 2022, the Board resolved not to exercise the Right of First Refusal in respect of the Equity Transfer.

Following the completion of the Equity Transfer, Tiecheng Enterprise will be held as to 51% by Yangcheng Enterprise, and GRGC will become the de facto controller of Tiecheng Enterprise. The Company’s equity interest in Tiecheng Enterprise will remain unchanged.

LISTING RULES IMPLICATIONS

As at the date of this announcement, GRGC holds 37.12% of the issued share capital of the Company and is the largest Shareholder. Yangcheng Enterprise is a wholly-owned subsidiary of GRGC. Pursuant to Chapter 14A of the Listing Rules, GRGC and Yangcheng Enterprise are connected persons of the Company. The non-exercise of the Right of First Refusal constitutes a connected transaction of the Company.

As the highest of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the non-exercise of the Right of First Refusal is less than 5%, the non-exercise of the Right of First Refusal is subject to the reporting and announcement requirements but is exempt from the circular and independent Shareholder approval requirement under Chapter 14A of the Listing Rules.

Each of Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe is currently holding positions in GRGC and are considered to have material interest in the relevant Board resolutions approving the non-exercise of the Right of First Refusal and therefore had abstained from voting on the relevant Board resolutions approving the non-exercise of the Right of First Refusal.

NON-EXERCISE OF THE RIGHT OF FIRST REFUSAL

As at the date of this announcement, Tiecheng Enterprise is held as to 49% by the Company and 51% by GRGC, a substantial Shareholder holding an aggregate of 37.12% of the issued share capital of the Company. In order to further rationalize the capital contribution relationship of non-transportation enterprises, GRGC proposed to transfer its 51% equity interest in Tiecheng Enterprise to its wholly-owned subsidiary, Yangcheng Enterprise, at nil consideration. Pursuant to the relevant provisions of the Company Law, the Company is entitled to the Right of First Refusal with respect to the Equity Transfer.

After comprehensive consideration of the transaction background of the Equity Transfer, the actual situation of the Company and other factors, on 28 April 2022, the Board resolved not to exercise the Right of First Refusal in respect of the Equity Transfer.

Following the completion of the Equity Transfer, Tiecheng Enterprise will be held as to 51% by Yangcheng Enterprise, and GRGC will become the de facto controller of Tiecheng Enterprise. The Company’s equity interest in Tiecheng Enterprise will remain unchanged.

The Company will not enter into any agreement with GRGC or Tiecheng Enterprise in respect of the waiver of the Right of First Refusal. Upon reasonable request of GRGC or Yangcheng Enterprise, a written notice will be issued by the Company to GRGC or Yangcheng to consent to the Equity Transfer and the waiver of the Right of First Refusal after approval by the Board.

REASONS FOR AND BENEFITS OF NON-EXERCISE OF THE RIGHT OF FIRST REFUSAL

Having taken into account the factors and considerations set out below, the Directors (including the independent non-executive Directors) are of the view that the non-exercise of the Right of First Refusal is fair and reasonable, is on normal commercial terms and is in the interest of the Company and the Shareholders as a whole:

(1)

The proposed Equity Transfer was made by GRGC in accordance with the unified deployment of the railway industry to the optimization and integration of non-transportation enterprises and to further rationalize the capital contribution and management relationship of non-transportation enterprises. GRGC proposed to transfer the its 51% equity interest in Tiecheng Enterprise to Yangcheng Enterprise at nil consideration; and

(2)

Upon completion of the Equity Transfer, GRGC will remain as the de facto owner of 51% equity interest in Tiecheng Enterprise and the Company’s equity interest in Tiecheng Enterprise will remain unchanged. The non-exercise of the Right of First Refusal will not have any adverse effect on the ordinary course of business and the financial condition of the Company.

INFORMATION OF THE PARTIES

The Company

The Company is mainly engaged in railway passenger and freight transport business, the Hong Kong Through Train passenger transport business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives. As at the date of this announcement, GRGC, the largest Shareholder, holds an aggregate of 37.12% of the issued share capital of the Company.

GRGC

GRGC is principally engaged in the organization and management of railway passenger and cargo transportation, science and technology and other industrial development; undertaking international cargo transportation agency business of land transport import and export business; survey, design, construction and maintenance of construction projects inside and outside the railway; real estate development and operation, etc. GRGC is wholly-owned by China State Railway Group Co., Ltd, a solely state-owned enterprise established in accordance with the approval of the State Council and the Company Law.

Yangcheng Enterprise

Yangcheng Enterprise is principally engaged in railway transportation auxiliary services, intermodal transportation, loading and unloading, property leasing, site leasing; logistics park investment, construction, operation and management; property management; operating advertising business, etc.. Yangcheng Enterprise is a wholly-owned subsidiary of GRGC.

Tiecheng Enterprise

Tiecheng Enterprise is principally engaged in real estate development and operation; property management; commodity wholesale trading (excluding commodities subject to license and approval requirements); commodity retail trade excluding commodities subject to license and approval requirements); parking lot operation.

Set out below is a summary of the audited financial information of Tiecheng Enterprise for the years ended 31 December 2020 and 2021:

	For the year ended 31 December 2021 RMB (million)	For the year ended 31 December 2020 RMB (million)
Net profit before tax	18.83	39.04
Net profit after tax	14.12	29.20

As at 31 December 2021, the total assets and the net assets of Tiecheng Enterprise were RMB385.40 million and RMB350.34 million respectively.

LISTING RULES IMPLICATIONS

As at the date of this announcement, GRGC holds 37.12% of the issued share capital of the Company and is the largest Shareholder. Yangcheng Enterprise is a wholly-owned subsidiary of GRGC. Pursuant to Chapter 14A of the Listing Rules, GRGC and Yangcheng Enterprise are connected persons of the Company. The non-exercise of the Right of First Refusal constitutes a connected transaction of the Company.

Pursuant to Rule 14A.79(4) of the Listing Rules, although the Company has decided not to exercise the Right of First Refusal, the relevant transaction must be classified as if the Right of First Refusal has been exercised. The exercise price of the Right of First Refusal shall be RMB178.67 million (which equals to 51% of the audited net assets of Tiecheng Enterprise as at 31 December 2021) should it be exercised.

As the highest of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the non-exercise of the Right of First Refusal is less than 5%, the non-exercise of the Right of First Refusal is subject to the reporting and announcement requirements but is exempt from the circular and independent Shareholder approval requirement under Chapter 14A of the Listing Rules.

Each of Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe is currently holding positions in GRGC and are considered to have material interest in the relevant Board resolutions approving the non-exercise of the Right of First Refusal and therefore had abstained from voting on the relevant Board resolutions approving the non-exercise of the Right of First Refusal.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the following meanings:

“Board”	the board of directors of the Company

“Company”	Guangshen Railway Company Limited (廣深鐵路股份有限公司), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on The Stock Exchange of Hong Kong Limited and the A Shares of which are listed on the Shanghai Stock Exchange

“Company Law”	the Company law of the PRC

“connected person”	has the meaning ascribed to it in the Listing Rules

“Director(s)”	the director(s) of the Company

“Equity Transfer”	the proposed transfer of 51% equity interest in Tiecheng Enterprise by GRGC to Yangcheng Enterprise

“GRGC”	China Railway Guangzhou Group Co., Ltd.* (中國鐵路廣州局集團有限公司), a company established in the PRC and the largest Shareholder

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China

“Right of First Refusal”	the right of first refusal which the Company is entitled to purchase the 51% equity interest in Tiecheng Enterprise pursuant to the Company Law

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share(s) of nominal value of RMB1.00 each in the share capital of the Company

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules

“Shareholder(s)”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tiecheng Enterprise”	Guangzhou Tiecheng Enterprise Company Limited* (廣州鐵城實業有限公司), a company established in the PRC

“Yangcheng Enterprise”	Guangdong Yangcheng Railway Enterprise Company Limited*(廣東羊城鐵路實業有限公司), a company established in the PRC

“%”	per cent

*	The English names are for identification purposes only

By Order of the Board of Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

28 April, 2022

As at the date of this announcement, the Board consists of：

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong